Exhibit 21.1
Subsidiaries as of May 11, 2011

	Name of entity	Place of incorporation	Ownership interest

1.	Luxury Tours & Travel Pte Ltd	Singapore	79.36%

2.	MakeMyTrip (India) Private Limited	India	99.99%

3.	MakeMyTrip.com Inc.	Delaware, United States	100%